UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                                                                                                          QUARTER:     04                                      YEAR:   2008
GRUPO TELEVISA, S.A.B.

BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	122,884,805	100	98,703,476	100

s02	CURRENT ASSETS	68,669,662	56	51,973,333	53
s03	CASH AND SHORT-TERM INVESTMENTS	41,904,331	34	27,304,896	28
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	18,199,880	15	17,294,674	18
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,457,520	2	2,728,917	3
s06	INVENTORIES	4,955,472	4	3,988,677	4
s07	OTHER CURRENT ASSETS	1,152,459	1	656,169	1
s08	LONG-TERM ASSETS	3,348,610	3	8,115,584	8
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	2,298,977	2	5,555,214	6
s11	OTHER INVESTMENTS	1,049,633	1	2,560,370	3
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	30,082,290	24	25,171,331	26
s13	LAND AND BUILDINGS	16,046,241	13	15,126,689	15
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	36,305,262	30	28,120,276	28
s15	OTHER EQUIPMENT	4,987,266	4	4,246,509	4
s16	ACCUMULATED DEPRECIATION	28,321,448	23	22,750,195	23
s17	CONSTRUCTION IN PROGRESS	1,064,969	1	428,052	0
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	12,072,166	10	8,098,667	8
s19	OTHER ASSETS	8,712,077	7	5,344,561	5

s20	TOTAL LIABILITIES	75,600,129	100	58,053,176	100

s21	CURRENT LIABILITIES	12,611,688	17	8,252,880	14
s22	SUPPLIERS	6,396,645	8	4,457,519	8
s23	BANK LOANS	2,283,175	3	488,650	1
s24	STOCK MARKET LOANS	0	0	0	-
s103	OTHER LOANS WITH COST	138,806	0	97,696	0
s25	TAXES PAYABLE	830,073	1	684,497	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,962,989	4	2,524,518	4
s27	LONG-TERM LIABILITIES	37,852,746	50	25,468,521	44
s28	BANK LOANS	9,390,239	12	9,194,658	16
s29	STOCK MARKET LOANS	27,289,650	36	15,238,729	26
s30	OTHER LOANS WITH COST	1,172,857	2	1,035,134	2
s31	DEFERRED LIABILITIES	18,688,012	25	19,810,238	34
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	6,447,683	9	4,521,537	8

s33	STOCKHOLDERS' EQUITY	47,284,676	100	40,650,300	100

s34	MINORITY INTEREST	5,242,532	11	3,611,187	9
s35	MAJORITY INTEREST	42,042,144	89	37,039,113	91
s36	CONTRIBUTED CAPITAL	14,608,894	31	14,815,514	36
s79	CAPITAL STOCK	10,060,950	21	10,267,570	25
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	10	4,547,944	11
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	27,433,250	58	22,223,599	55
s42	RETAINED EARNINGS AND CAPITAL RESERVES	32,073,325	68	35,671,617	88
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	668,352	1	(5,508,952)	(14)
s80	SHARES REPURCHASED	(5,308,427)	(11)	(7,939,066)	(20)

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	41,904,331	100	27,304,896	100
s46	CASH	35,106,060	84	25,479,541	93
s47	SHORT-TERM INVESTMENTS	6,798,271.0	16	1,825,355	7

s07	OTHER CURRENT ASSETS	1,152,459	100	656,169	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	46,588	0	2,909	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	1,105,871	96	653,260	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	12,072,166	100	8,098,667	100
s48	DEFERRED EXPENSES (NET)	5,069,308	42	4,120,390	51
s49	GOODWILL	7,002,858	58	3,978,277	49
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	8,712,077	100	5,344,561	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	2,316,560	27	53,527	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	6,395,517	73	5,291,034	99

s21	CURRENT LIABILITIES	12,611,688	100	8,252,880	100
s52	FOREIGN CURRENCY LIABILITIES	5,984,666	47	3,293,775	40
s53	MEXICAN PESOS LIABILITIES	6,627,022	53	4,959,105	60

s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,962,989	100	2,524,518	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	-	-	191,073	8
s89	ACCRUED INTEREST	439,777	15	307,814	12
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,323,219	78	1,770,057	70
s105	BENEFITS TO EMPLOYEES	199,993	7	255,574	10

s27	LONG-TERM LIABILITIES	37,852,746	100	25,468,521	100
s59	FOREIGN CURRENCY LIABILITIES	27,852,746	74	14,306,061	56
s60	MEXICAN PESOS LIABILITIES	10,000,000	26	11,162,460	44

s31	DEFERRED LIABILITIES	18,688,012	100	19,810,238	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	18,688,012	100	19,810,238	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	6,447,683	100	4,521,537	100
s66	DEFERRED TAXES	2,265,161	35	1,272,834	28
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	352,390	5	314,921	7
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	3,830,132	59	2,933,782	65

s79	CAPITAL STOCK	10,060,950	100	10,267,570	100
s37	CAPITAL STOCK (NOMINAL)	2,378,506	24	2,427,353	24
s38	RESTATEMENT OF CAPITAL STOCK	7,682,444	76	7,840,217	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	32,073,325	100	35,671,617	100
s93	LEGAL RESERVE	2,135,423	7	2,135,423	6
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	1,240,869	3
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	22,134,250	69	24,212,862	68
s45	NET INCOME FOR THE YEAR	7,803,652	24	8,082,463	23

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	668,352	100	(5,508,952)	100
s70	ACCUMULATED MONETARY RESULTS	0	0	(35,186)	1
s71	RESULTS FROM HOLDING NON-MONETARY ASSETS	0	0	(2,637,316)	48
s96	CUMULATIVE RESULTS FROM FOREIGN CURRENCY TRANSLATION	(967,983)	(145)	(1,348,579)	24
s97	CUMULATIVE RESULTS FROM DERIVATIVE FINANCIAL INSTRUMENTS	1,955	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	(3,224,437)	59
s100	OTHER	1,634,380	245	1,736,566	(32)

BALANCE SHEETS
OTHER CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	56,057,974	43,720,453
s73	PENSIONS AND SENIORITY PREMIUMS	1,403,335	1,628,742
s74	EXECUTIVES (*)	40	33
s75	EMPLOYEES (*)	22,488	17,777
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	328,392,764,076	329,960,194,941
s78	REPURCHASED SHARES (*)	19,570,248,555	25,148,885,190
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	1,391,927	1,002,543

(*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1 TO DECEMBER 31, 2008 AND 2007	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	47,972,278	100	41,561,526	100
r02	COST OF SALES	25,221,943	53	20,835,387	50
r03	GROSS PROFIT	22,750,335	47	20,726,139	50
r04	GENERAL EXPENSES	7,622,528	16	6,245,243	15
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	15,127,807	32	14,480,896	35
r08	OTHER INCOME AND (EXPENSE), NET	(952,139)	(2)	(953,352)	(2)
r06	INTEGRAL RESULT OF FINANCING	(830,882)	(2)	(410,214)	(1)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(1,049,934)	(2)	(749,299)	(2)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	12,294,852	26	12,368,031	30
r10	INCOME TAXES	3,564,195	7	3,349,641	8
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	8,730,657	18	9,018,390	22
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	8,730,657	18	9,018,390	22
r19	NET INCOME OF MINORITY INTEREST	927,005	2	935,927	2
r20	NET INCOME OF MAJORITY INTEREST	7,803,652	16	8,082,463	19

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	Current Year		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	47,972,278	100	41,561,526	100
r21	DOMESTIC	41,176,318	86	36,532,710	88
r22	FOREIGN	6,795,960	14	5,028,816	12
r23	TRANSLATED INTO DOLLARS (***)	491,038	1	460,422	1

r08	OTHER INCOME AND (EXPENSE), NET	(952,139)	100	(953,352)	100
r49	OTHER INCOME AND (EXPENSE), NET	(924,718)	97	(932,531)	98
r34	EMPLOYEES' PROFIT SHARING, CURRENT	27,605	(3)	20,821	(2)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	(184)	(1)	0	0

r06	INTEGRAL RESULT OF FINANCING	(830,882)	100	(410,214)	100
r24	INTEREST EXPENSE	2,816,369	(339)	2,163,964	(528)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	(13,034)	3
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,299,789	(156)	1,844,653	(450)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	685,698	(83)	215,897	(53)
r28	RESULTS FROM MONETARY POSITION	0	0	(293,766)	72

r10	INCOME TAXES	3,564,195	100	3,349,641	100
r32	INCOME TAX, CURRENT	3,146,339	88	3,707,763	111
r33	INCOME TAX, DEFERRED	417,856	12	(358,122)	(11)

   (***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	55,859,131	44,609,613
r37	TAX RESULTS FOR THE YEAR	8,404,771	10,337,030
r38	NET SALES (**)	47,972,278	41,561,526
r39	OPERATING INCOME (**)	15,127,807	14,480,896
r40	NET INCOME OF MAJORITY INTEREST (**)	7,803,652	8,082,463
r41	NET CONSOLIDATED INCOME (**)	8,730,657	9,018,390
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	4,311,115	3,223,070

     (**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM OCTOBER TO DECEMBER 31, 2008 AND 2007	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	14,471,598	100	12,407,423	100
rt02	COST OF SALES	7,434,177	51	6,029,402	49
rt03	GROSS PROFIT	7,037,421	49	6,378,021	51
rt04	GENERAL EXPENSES	2,278,559	16	1,774,586	14
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	4,758,862	33	4,603,435	37
rt08	OTHER INCOME AND (EXPENSE), NET	(338,067)	(2)	(123,746)	(1)
rt06	INTEGRAL RESULTS OF FINANCING	499,587	3	(311,132)	(3)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	(613,154)	(4)	(226,191)	(2)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	4,307,228	30	3,942,366	32
rt10	INCOME TAXES	1,347,012	9	903,380	7
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,960,216	20	3,038,986	24
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,960,216	20	3,038,986	24
rt19	NET INCOME OF MINORITY INTEREST	117,859	1	204,434	2
rt20	NET INCOME OF MAJORITY INTEREST	2,842,357	20	2,834,552	23

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	14,471,598	100	12,407,423	100
rt21	DOMESTIC	12,313,038	85	10,996,248	89
rt22	FOREIGN	2,158,560	15	1,411,175	11
rt23	TRANSLATED INTO DOLLARS (***)	67,085	0	134,313	1

rt08	OTHER INCOME AND (EXPENSE), NET	(338,067)	100	(123,746)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(313,079)	93	(104,998)	85
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	25,172	(7)	18,748	(15)
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	(184)	0	0	0

rt06	INTEGRAL RESULTS OF FINANCING	499,587	100	(311,132)	100
rt24	INTEREST EXPENSE	843,495	169	701,174	(225)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	213,933	43	530,111	(170)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	1,129,149	226	(15,294)	5
rt28	RESULTS FROM MONETARY POSITION	0	0	124,775	40

rt10	INCOME TAXES	1,347,012	100	903,380	100
rt32	INCOME TAX, CURRENT	594,417	44	912,863	101
rt33	INCOME TAX, DEFERRED	752,595	56	(9,483)	(1)

   (***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,205,331	894,813

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO DECEMBER 31, 2008 AND 2007	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c01	CONSOLIDATED NET INCOME		9,018,390
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT
	REQUIRE USING RESOURCES		4,821,095
c03	RESOURCES FROM NET INCOME FOR THE YEAR		13,839,485
c04	RESOURCES PROVIDED OR USED IN OPERATION		(2,227,595)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING
	ACTIVITIES		11,611,890
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES		6,380,755
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES		(8,355,052)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING
	ACTIVITIES		(1,974,297)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES		1,123,968
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-
	TERM INVESTMENTS		10,761,561
c11	CASH AND SHORT-TERM INVESTMENTS AT THE
	BEGINNING OF PERIOD		16,543,335
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END
	OF PERIOD		27,304,896

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES		4,821,095
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR		3,223,070
c41	+ (-) OTHER ITEMS		1,598,025

c04	RESOURCES PROVIDED OR USED IN OPERATION		(2,227,595)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE		(3,090,936)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES		(1,910,309)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
	RECEIVABLE AND OTHER ASSETS		(443,962)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS		840,911
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES		2,376,701

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES		6,380,755
c23	+ BANK FINANCING		2,507,546
c24	+ STOCK MARKET FINANCING		4,500,000
c25	+ DIVIDEND RECEIVED		0
c26	+ OTHER FINANCING		0
c27	(-) BANK FINANCING AMORTIZATION		0
c28	(-) STOCK MARKET FINANCING AMORTIZATION		(980,246)
c29	(-) OTHER FINANCING AMORTIZATION		(73,761)
c42	+ (-) OTHER ITEMS		427,216

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES		(8,355,052)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK		0
c31	(-) DIVIDENDS PAID		(4,506,492)
c32	+ PREMIUM ON SALE OF SHARES		0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		0
c43	+ (-) OTHER ITEMS		(3,848,560)

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES		1,123,968
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS		(2,684,653)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT		(3,915,439)
c36	(-) INCREASE IN CONSTRUCTION IN PROGRESS		0
c37	+ (-) SALE OF OTHER PERMANENT INVESTMENTS		0
c38	+ SALE OF TANGIBLE FIXED ASSETS		704,310
c39	+ (-) OTHER ITEMS		7,019,750

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
REF
E		Amount	Amount

	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	12,294,852
e02	+ (-) ITEMS NOT REQUIRING CASH	203,913
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	6,030,271
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	7,489,036
e05	CASH FLOW BEFORE INCOME TAX	26,018,072
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(7,027,986)
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	18,990,086

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(8,060,895)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	10,929,191

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,918,394)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	9,010,797
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	131,854
e13	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,963,409
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	35,106,060

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
REF
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	203,913
e15	+ ESTIMATES FOR THE PERIOD	332,987
e16	+ PROVISIONS FOR THE PERIOD	-
e17	+ (-) OTHER UNREALIZED ITEMS	(129,074)

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	6,030,271
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	4,311,115
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT
e20	+ IMPAIRMENT LOSS	609,595
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	1,049,934
e22	(-) DIVIDENDS RECEIVED	-
e23	(-) INTEREST INCOME	-
e24	(-) + OTHER ITEMS	59,627

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	7,489,036
e25	+ ACCRUED INTEREST	2,816,369
e26	+ (-) OTHER ITEMS	4,672,667

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(7,027,986)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,089,898)
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,562,144)
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(6,579,380)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	1,646,848
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	397,337
e32	+ (-) INCOME TAXES PAID OR RETURNED	159,251

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(8,060,895)
e33	- PERMANENT INVESTMENT IN SHARES	(941,690)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	-
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(5,597,887)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	91,815
e37	- INVESTMENT IN INTANGIBLE ASSETS	(1,613,133)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-
e39	- OTHER PERMANENT INVESTMENTS	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-
e41	+ DIVIDEND RECEIVED	-
e42	+ INTEREST RECEIVED	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTIES	-
e44	+ (-) OTHER ITEMS	-

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,918,394)
e45	+ BANK FINANCING	-
e46	+ STOCK MARKET FINANCING	5,252,135
e47	+ OTHER FINANCING	-
e48	(-) BANK FINANCING AMORTIZATION	(489,967)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(122,483)
e50	(-) OTHER FINANCING AMORTIZATION	(97,697)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-
e52	(-) DIVIDENDS PAID	(2,229,973)
e53	+ PREMIUM ON ISSUANCE OF SHARES	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-
e55	- INTEREST EXPENSE	(2,694,333)
e56	- REPURCHASE OF SHARES	(1,112,568)
e57	+ (-) OTHER ITEMS	(423,508)

*  IN CASE THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT, IT WILL HAVE TO EXPLAIN IN NOTES.

RATIOS

CONSOLIDATED

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		Amount		Amount
P

	YIELD
p01	NET INCOME TO NET SALES	18.20%		21.70%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	18.46%		22.19%
p03	NET INCOME TO TOTAL ASSETS (**)	7.10%		9.14%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	31.70%		50.58%
p05	RESULTS FROM MONETARY POSITION TO NET INCOME	0.00%		(3.26)%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.39	times	0.42	times
p07	NET SALES TO FIXED ASSETS (**)	1.59	times	1.65	times
p08	INVENTORIES TURNOVER (**)	5.09	times	5.22	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	119	days	130	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.20%		8.31%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	61.52%		58.82%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.60	times	1.43	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	44.76%		30.32%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	125.83%		101.18%
p15	OPERATING INCOME TO INTEREST PAID	5.37	times	6.69	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.63	times	0.72	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	5.44	times	6.30	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	5.05	times	5.81	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.91	times	0.90	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	332.27%		330.85%

(**) FOR THESE RATIOS, THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.02		$0.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0		$0

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0		$0

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$0.03		$0.03

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$0		$0

d08	CARRYING VALUE PER SHARE	$0.13		$0.11

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.01		$0.01

d10	DIVIDEND IN SHARES PER SHARE	0	shares	0	shares

d11	MARKET PRICE TO CARRYING VALUE	2.66	times	4.01	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	14.46	times	18.61	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED

Final Printing

S31: "DEFERRED LIABILITIES". THIS LINE INCLUDES PS.18,098,643, OF A SHORT-TERM NATURE.

     (1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DERIVATIVE FINANCIAL INSTRUMENTS (1)

CONSOLIDATED
Final Printing

PLEASE REFER TO OUR FORM 6-K FILED ON FEBRUARY 27, 2009.

     (1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

.

ANALYSIS OF PAID  CAPITAL STOCK

CONSOLIDATED

Final Printing
							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	111,778,295,865	0	111,778,295,865	0	821,510	0
B	0.00000	0	51,799,139,809	0	51,799,139,809	0	384,584	0
D	0.00000	0	82,407,664,201	0	82,407,664,201	0	586,206	0
L	0.00000	0	82,407,664,201	0	0	82,407,664,201	586,206	0
TOTAL			328,392,764,076	0	245,985,099,875	82,407,664,201	2,378,506	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :	328,392,764,076

 NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE TOTAL NUMBER OF SHARES ISSUED.  SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA
BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	GILBERTO PEREZALONSO CIFUENTES

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	MARÍA ASUNCIÓN ARAMBURUZABALA LARREGUI

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	LORENZO H. ZAMBRANO TREVIÑO

POSITION:	DIRECTOR
NAME:	PEDRO ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	FRANCISCO JOSÉ CHEVEZ ROBELO

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JUAN PABLO ANDRADE FRICH

POSITION:	ALTERNATE DIRECTOR
NAME:	LUCRECIA ARAMBURUZABALA LARREGUI

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAUL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF INVESTMENT IN SHARES
SUBSIDIARIES
CONSOLIDATED

Final Printing

			NUMBER	%
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CORPORATIVO VASCO DE QUIROGA,	PROMOTION AND DEVELOPMENT OF
	S.A. DE C.V.	COMPANIES	109,713,505	100.00
2	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	17,816,698	100.00
3	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,080,182	90.25
4	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	836,701,334	100.00
5	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	2,072,110	100.00
6	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	5,162,811,261	91.18
7	GRUPO DISTRIBUIDORAS INTERMEX,	DISTRIBUTION OF BOOKS
	S.A. DE C.V.	AND MAGAZINES	272,600,905	100.00
8	GT HOLDING, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	53	98.15
9	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	4,109,462	100.00
10	PROMO-INDUSTRIAS	PROMOTION AND DEVELOPMENT OF
	METROPOLITANAS, S.A. DE C.V.	COMPANIES	5,202,931	100.00
11	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF
		RADIO PROGRAMMING	76,070,313	50.00
12	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
13	TELESISTEMA MEXICANO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION	154,322,879	100.00
14	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	2,241,972	96.76
15	TELEVISA ENTERPRISES, INC	PROMOTION AND DEVELOPMENT OF
		COMPANIES	3,618,699,147	100.00
16	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,895,235	100.00
17	TELEVISA USA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	49	98.00
18	TELEVISION INDEPENDIENTE DE	PROMOTION AND DEVELOPMENT OF
	MEXICO, S.A. DE C.V.	COMPANIES	38,777,677	100.00
19	TSM CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	999	100.00
20	CAPITALIZED INTEGRAL COST OF	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-
	FINANCING

ANALYSIS OF INVESTMENT IN SHARES
ASSOCIATES
CONSOLIDATED

Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	33,000,000	30.00	137,000	52,619
2	PRODUCTORA Y COMERC. DE TV, S.A. DE C.V.	TV CABLE TRANSMISSION	49	32.70	49	10,224
3	CENTROS DE CONOCIMIENTO
	TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	25,020
4	CONTROLADORA VUELA
	COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	15	25.00	451,126	80,381
5	DIBUJOS ANIMADOS MEXICANOS	PRODUCTION OF
	DIAMEX, S.A. DE C.V.	ANIMATED CARTOONS	1,735,560	49.00	4,384	834
6	EDITORIAL CLIO, LIBROS Y VIDEOS,	PUBLISHING AND PRINTING
	S.A. DE C.V.	OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	7,024
7	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	25,000	50.00	25	1,089
8	GESTORA DE INVERSIONES	COMMERCIALIZATION OF
	AUDIOVISUALES LA SEXTA, S.A.	TELEVISION PROGRAMMING	9,589,605	40.00	3,191,546	1,296,950
9	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION
		COMPANY	99,758	40.84	99,758	5,061
10	OCESA ENTRETENIMIENTO, S.A. DE	LIVE ENTERTAINMENT IN
	C.V.	MEXICO	14,100,000	40.00	1,062,811	457,598
11	TELEVISA EMI MUSIC, S.A DE C.V.	MUSIC RECORDING	25	50.00	25	(12,032)
12	TELEVISION INTERNACIONAL, S.A. DE C.V.	TV CABLE TRANSMISSION	4,343,399	50.00	1,028,822	367,856
13	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	4,124,986	15.00	412	6,353
	TOTAL INVESTMENT IN ASSOCIATES				6,063,228	2,298,977
	OTHER PERMANENT INVESTMENTS					1,049,633
	TOTAL				6,063,228	3,348,610

CREDITS BREAKDOWN
(Thousands of Mexican Pesos)
CONSOLIDATED

Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
					YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
INBURSA, S.A.	NA	10/22/2004	4/23/2012	10.35			1,000,000		1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	8.98						1,400,000
INBURSA, S.A.	NA	5/17/2004	5/21/2009	9.70		1,162,460
JP MORGAN CHASE BANK, NA.	YES	12/21/2007	12/21/2012	2.09											3,114,000
BANK OF AMERICA	YES	3/31/2000	3/31/2010	3.72								693	34,933
LEASING DE COLOMBIA,S.A.	YES	6/28/2004	6/28/2009	13.79								237
LEASING BANCOLOMBIA, S.A.	YES	8/18/2007	12/10/2010	14.64								3,150	6,381
BANCO SANTANDER	YES	12/15/2007	12/15/2022	5.03								1,522	1,595	1,677	1,834	34,359
JP MORGAN CHASE BANK, NA.	YES	12/1/2007	12/19/2012	2.16											692,000
GE CAPITAL LEASING	YES	5/1/2007	4/10/2010	3.96								7,913	3,460
CREDIT SUISSE	YES	1/15/2008	8/30/2009	0.00								1,107,200

OTHER
TOTAL BANKS					-	1,162,460	1,000,000	-	1,000,000	3,500,000	-	1,120,715	46,369	1,677	3,807,834	34,359
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41										995,802
HOLDERS	YES	3/11/2002	3/11/2032	8.94												4,152,000
HOLDERS	YES	3/18/2005	3/18/2025	6.97												8,304,000
HOLDERS	YES	5/6/2008	5/15/2018	6.00												6,920,000
HOLDERS	YES	11/15/2005	11/15/2015	9.38												2,417,848
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000	0	0	0	995,802	0	21,793,848
SUPPLIERS
VARIOUS	NA	12/31/2008	12/31/2009			2,558,203
VARIOUS	YES	12/31/2008	12/31/2009									3,838,442
TOTAL SUPPLIERS					0	2,558,203	0	0	0	0	0	3,838,442	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)

VARIOUS	YES	9/8/2000	9/8/2015	11.50								138,806	155,638	174,511	195,671	647,037
TOTAL OTHER LOANS WITH COST					0	0	0	0	0	0	-	138,806	155,638	174,511	195,671	647,037

OTHER CURRENT LIABILITIES
WITHOUT COST (S26)
VARIOUS	NA					2,178,272
VARIOUS	YES											784,717
TOTAL CURRENT LIABILITIES WITHOUT COST					0	2,178,272	0	0	0	0	0	784,717	0	0	0	0

TOTAL					-	5,898,935	1,000,000	-	1,000,000	8,000,000	-	5,882,680	202,007	1,171,990	4,003,505	22,475,244

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY ARE AS FOLLOWS:

$13.8400	PESOS PER U.S. DOLLAR
0.0061	PESOS PER COLOMBIAN PESO
0.0217	PESOS PER CHILEAN PESO

IT DOESN'T INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.101,986 AND PS.728,087, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)
CONSOLIDATED

Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,161,532	29,915,603	236,912	3,278,862	33,194,465

LIABILITIES POSITION	2,552,121	35,321,355	100,826	1,395,432	36,716,787

SHORT-TERM LIABILITIES POSITION	335,896	4,648,801	96,522	1,335,865	5,984,666

LONG-TERM LIABILITIES POSITION	2,216,225	30,672,554	4,304	59,567	30,732,121

NET BALANCE	(390,589)	(5,405,752)	136,086	1,883,430	(3,522,322)

NOTES
MONETARY ASSETS INCLUDE U.S.$37,991 THOUSAND DOLLARS OF LONG-TERM TEMPORARY INVESTMENTS.

(1) THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :
PS. 13.8400 PESOS PER U.S. DOLLAR
19.4320 PESOS PER EURO
4.0081 PESOS PER ARGENTINEAN PESO
0.5681 PESOS PER URUGUAYAN PESO
13.8400 PESOS PER PANAMANIAN BALBOA
0.0217 PESOS PER CHILEAN PESO
0.0061 PESOS PER COLOMBIAN PESO
4.4048 PESOS PER PERUVIAN NUEVO SOL
12.9648 PESOS PER SWISS FRANC
6.4372 PESOS PER STRONG BOLIVAR
5.9758 PESOS PER BRAZILIAN REAL

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.30,732,121 IS REPORTED AS FOLLOWS:
REF. S27 LONG-TERM LIABILITIES	PS. 27,852,746
REF. S69 OTHER LONG-TERM LIABILITIES	PS. 2,879,375

DEBT INSTRUMENTS
CONSOLIDATED

Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENT OF THE  U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF DECEMBER 31, 2008), THE U.S.$500 MILLION SENIOR NOTES, THE U.S.$600 MILLION SENIOR NOTES, THE U.S.$300 MILLION SENIOR NOTES AND THE PS.4,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B., WITH MATURITY IN  2011, 2018, 2025, 2032 AND 2037, RESPECTIVELY, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$175 MILLION SENIOR NOTES, ISSUED BY CABLEMÁS, S.A. DE C.V. ("CABLEMÁS"), WITH MATURITY IN 2015, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS,  RESTRICTED PAYMENTS, DIVIDENDS, INVESTMENTS, ASSET SALES, OR CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT DECEMBER 31, 2008, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0

CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATION FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCAST STATIONS.	0	0

PUBLISHING:		0	0

EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0

SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCAST STATIONS.	0	0
CABLE TELEVISION:		0	0

CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0

IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS
CONSOLIDATED

Final Printing
	MAIN		DOM.	COST
MAIN RAW	SUPPLIERS	ORIGIN	SUBST.	PRODUCTION
				(%)

PROGRAMS AND FILMS	ARTIFICE
	PRODUCCIONES,
	S.A.
	DE
	C.V.	DOMESTIC		0.03
	CHURUBUSCO,
	S.A. DE
	C.V.	DOMESTIC		0.11
	CINEMATO
	GRAFICA,
	RODRIGUEZ,
	S.A. DE
	C.V.	DOMESTIC		0.80
	DIANA
	INTERNACIONAL
	FILMS,
	S.A. DE
	C.V.	DOMESTIC		0.33
	DIRSOL
	S.A. DE
	C.V.	DOMESTIC		0.14
	DISTRIBUIDORA -
	ROMARI,
	S.A. DE
	C.V.	DOMESTIC		1.00
	GUSSI, S.A.
	DE C.V.	DOMESTIC		1.72
	GUSTAVO
	ALATRISTE
	RODRIGUEZ	DOMESTIC		0.06
	NUVISION, S.A.	DOMESTIC		2.29
	PELICULAS
	RODRIGUEZ,
	S.A.	DOMESTIC		0.81
	PELICULAS
	Y VIDEOS
	INTERNACIO
	NALES	DOMESTIC		0.65
	PRODUCCIONES
	AGUILA,
	S.A. DE
	C.V.	DOMESTIC		0.09
	PROTELE,
	S.A. DE
	C.V.	DOMESTIC		2.38
	SECINE,
	S.A. DE
	C.V.	DOMESTIC		0.67
	UNICORNIO
	FILMS,
	S.A. DE
	C.V.	DOMESTIC		0.02
	OTHER			1.66
	ALFRED
	HABER
	DISTRIBUTION,
	INC.	FOREIGN	NO	0.27
	ALLIANCE ATLAN-
	TIS INTERNATIONAL
	DISTRIBUTION	FOREIGN	NO	1.45
	APOLLOPROMOVIE
	GMBH & CO	FOREIGN	NO	0.26
	APOLLOPROSCREEN
	GMBH & CO	FOREIGN	NO	0.47
	BUENAVISTA
	INTERNATIONAL,
	INC.	FOREIGN	NO	0.35
	CBS
	STUDIOS, INC.	FOREIGN	NO	1.63
	DREAM WORKS
	LLC.	FOREIGN	NO	0.25
	HALLMARK ENTER-
	TAINMENT	FOREIGN	NO	0.36
	INDEPENDENT
	INTERNATIONAL
	T.V. INC.	FOREIGN	NO	2.63
	LUCAS
	FILM, LTD.	FOREIGN	NO	0.63
	METRO GOLDWYN
	MAYER INTERNATI-
	ONAL	FOREIGN	NO	1.85
	MTV NETWORKS
	A DIVISION OF
	VIACON, INT.	FOREIGN	NO	1.30
	MULTIFILMS
	BV	FOREIGN	NO	0.67
	SONY PICTURES
	TELEVISION
	INTERNATIONAL	FOREIGN	NO	12.44
	TELEMUNDO
	INTERNATIO
	NAL, LLC.	FOREIGN	NO	8.94
	TOEI
	ANIMATION
	CO., LTD	FOREIGN	NO	0.18
	TWENTIETH
	CENTURY
	FOX
	INTERNATIONAL	FOREIGN	NO	5.78
	UNIVERSAL
	STUDIOS INTER-
	NATIONAL, LLC.	FOREIGN	NO	16.02
	WARNER BROS.
	INTERNATIONAL
	TELEVISION	FOREIGN	NO	23.80
	OTHER			7.95
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
	CONDUCTORES,
	S.A. DE C.V.	DOMESTIC		3.29
HILTI BOLT	HILTI MEXICANA,
	S.A. DE C.V.	FOREIGN	NO	0.01
SWITCH	CABLENETWORK
	MEXICO	FOREIGN	NO	0.01
TWO OUTLET DEVICE AC 200	TVC CORPORATION	FOREIGN	YES	0.02
DECODER	MOTOROLA, INC.	FOREIGN	NO	47.90
COUCHE PAPER	BULKLEY DUNTON	DOMESTIC		1.89
	MAG PAPER	DOMESTIC		1.46
	SUMINISTROS
	BROM, S.A.	DOMESTIC		0.19
	TORRAS PAPEL,
	S.A.	DOMESTIC		0.13
	PAPELES
	PLANOS, S.A.	DOMESTIC		0.21
	STORAM ENSON	FOREIGN	NO	5.16
	BULKLEY DUNTON	FOREIGN	NO	26.13
	M REAL	FOREIGN	YES	1.40
	MYLLIKOSKI
	PAPEL	FOREIGN	YES	6.77
	UPM	FOREIGN	NO	4.46
	BURGOS	FOREIGN	YES	1.40
PAPER AND IMPRESSION	PRODUCTORA CO-
	MERCIALIZADORA Y
	EDITORES DE LI-
	BROS , S.A. DE C.V.	DOMESTIC		7.09
	COMPAÑÍA
	EXCEL
	SERVI GRAFICA,
	S.A. DE
	C.V.	DOMESTIC		0.77
	OFFSET
	MULTICOLOR
	S.A.	DOMESTIC		10.91
	IMPRESOS MOINO	DOMESTIC		1.45
	LITOGRAFIA
	MAGNO GRAF,
	S.A. DE
	C.V.	DOMESTIC		0.24
	PROCESOS IND
	DE PAPEL, S.A.	DOMESTIC		1.85
	BARNICES PARA
	EDICIONES DE
	LIBROS, S.A.	DOMESTIC		0.63
	SERVICIOS PRO-
	FESIONALES
	DE IMPRESIÓN,
	S.A. DE C.V.	DOMESTIC		0.45
	METROCOLOR
	DE MEXICO, S.A.	DOMESTIC		0.50
	REPRODU
	CCIONES
	FOTOME
	CANICAS, S.A.	DOMESTIC		6.85
	GRÁFICA LA
	PRENSA, S.A.	DOMESTIC		0.15
	IMPRESORA
	Y EDITORA
	INFAGON,
	S.A.	DOMESTIC		0.37
	QUEBECOR
	WORLD
	MEXICO	DOMESTIC		0.59
	FORMADORES
	Y EDITORES
	DE LIBROS	DOMESTIC		1.19
	PRO-OFFSET EDI-
	TORIAL, LTDA.	FOREIGN	YES	0.32
	EDITORA
	GEMINIS	FOREIGN	YES	0.90
	EDITORES, S.A.	FOREIGN	YES	0.28
	EDITORIAL
	LA PATRIA,
	S.A.	FOREIGN	YES	0.84
	PRINTER COLOM-
	BINA, S.A.	FOREIGN	YES	0.69
	QUEBECOR	FOREIGN	YES	4.36
	RR DONNELLEY	FOREIGN	YES	2.71
	GRUPO
	OP
	GRAFICAS,
	S.A.	FOREIGN	YES	1.14
	ST.
	IVES	FOREIGN	NO	5.64
	COLOMBO
	ANDINA DE
	IMPRESOS	FOREIGN	YES	0.24

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES
CONSOLIDATED

Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(1,105,220)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	6	20,823,895			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					BIMBO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					SABRITAS, S. DE R.L. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					MARKETING MODELO, S.A DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		155,960			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		1,298,279			T.V. CABLE, S.A. DE C.V.
					CABLEVISION DE SALTILLO, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELE CABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
					TELEVISION INTERNACIONAL, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
					CABLE Y COMUNICACIÓN DE MERIDA, S.A. DE C.V.
					CABLE NET INTERNATIONAL, S.A. DE C.V.
					TELECABLE DE CHIHUAHUA, S.A. DE C.V.
ADVERTISED TIME SOLD		324,564			EL PALACIO DE HIERRO, S.A DE C.V.
					TOYOTA MOTORS SALE DE MEXICO,S. DE R.L. DE C.V.
					PEGASO, PCS, S.A. DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					CASA CUERVO, S.A. DE C.V.
					STARCOM WORDWIDE, S.A. DE C.V.
					ELI LILLY Y COMPAÑÍA DE MEXICO, S.A. DE C.V.
					GOODYEAR SERVICIOS COMERCIALES, S. DE R.L. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	46,636	712,556		TV Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE	DEALERS
				VANIDADES MAGAZINE COSMOPOLITAN MAGAZINE	COMMERCIAL CENTERS (MALLS)
				NATIONAL GEOGRAPHIC MAGAZINE
				TU MAGAZINE
				SOLO PARA TI SANBORNS MAGAZINE
				SOY AGUILA MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				COCINA FACIL MAGAZINE
PUBLISHING		962,963			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					BIMBO, S.A. DE C.V.
					BAYER DE MEXICO, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					SANBORN HERMANOS, S.A.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
OTHER INCOME		38,541			VARIOUS
SKY :
DTH BROADCAST SATELLITE		8,453,110		SKY	SUBSCRIBERS
PAY PER VIEW		163,820
CHANNEL COMMERCIALIZATION		116,451			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					MICROSOFT MEXICO, S. DE R.L. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		3,463,690		CABLEVISION Y CABLEMAS	SUBSCRIBERS
INTERNET SERVICES		769,260
SERVICE INSTALLATION		42,333
PAY PER VIEW		36,827			STARCOM WORDWIDE, S.A. DE C.V.
CHANNEL COMMERCIALIZATION		145,375			COMBE DE MEXICO, S. DE R.L. DE C.V.
TELEPHONY		257,643			TELEFONOS DE MEXICO, S.A.B. DE C.V.
TELECOMMUNICATIONS		1,274,311
OTHER		38,449
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		654,460			CINEPOLIS DEL PAÍS, S.A. DE C.V.
					CINEMAS DE LA REPUBLICA, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		478,362		CLUB DE FUTBOL AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		295,890		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					OPERADORA UNEFON, S.A. DE C.V.
GAMING		1,153,401		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		436,179			PEGASO, PCS, S.A. DE C.V.
					DISTRIBUIDORA KROMA, S.A. DE C.V.
					PROPIMEX, S.A.DE C.V.
					BBVA BANCOMER, S.A.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					COOPERATIVA LA CRUZ AZUL, S.C.L.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION:	11,390	185,219		MAESTRA DE PREESCOLAR MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				EL SOLITARIO MAGAZINE	DEALERS
				REVISTA DEL CONSUMIDOR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MEXICO DESCONOCIDO MAGAZINE
				ENTREPRENEUR MAGAZINE
				HOLA MEXICO MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(17,409)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		371,768			INITIATIVE MEDIA, INC.
					PDH/LA. USA
					MINDSHARE
					MEDIAEDGE, CIA.
					HORIZON MEDIA
					OMD/TBWA
OTHER INCOME		109,030			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		527,315			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV CHILE TELEVISION
					DIRECTV ARGENTINA
					ECHOSTAR SATELLITE CORPORATION
ADVERTISING TIME SOLD		62,344			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,437,237		TELEVISA	TVSBT CANAL 4 DE SAO PAULO, S.A.
				TELEVISA	ANTENA 3 DE TELEVISION, S.A.
				TELEVISA	TURNER BROADCASTING SYSTEM, INC.
PUBLISHING:
MAGAZINE CIRCULATION	58,994	966,009		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		1,020,292			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					POWER MEDIS GROUP
SKY:
DTH BROADCAST SATELLITE		428,791		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		595,479			SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		5,256		CLUB DE FUTBOL AMERICA
PUBLISHING DISTRIBUTION:	19,993	289,848		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				COLECCIONES RPP MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				T-REX MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
TOTAL		47,972,278

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
CONSOLIDATED

Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		96,173	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					MINDSHARE
OTHER INCOME		105,624	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		408,214	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,437,237	UNITED STATES OF AMERICA	TELEVISA	TVSBT CANAL 4 DE SAO PAULO , S.A.
			CENTRAL AMERICA	TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			CARIBBEAN	TELEVISA	TURNER BROADCASTING SYSTEM, INC.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		5,256	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		275,595	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					MINDSHARE
OTHER INCOME		3,406	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		119,101	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		62,344			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					CAPITAL MEDIA GROUP, INC.
PUBLISHING:
MAGAZINE CIRCULATION	58,994	966,009	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		1,020,292			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					POWER MEDIA GROUP
SKY:
DTH BROADCAST SATELLITE		428,791	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		595,479	UNITED STATES OF AMERICA		SUBSCRIBERS
PUBLISHING DISTRIBUTION:	19,993	289,848	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	COLECCIONES RPP MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				T-REX MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
INTERSEGMENT ELIMINATIONS		(17,409)
TOTAL	78,987	6,795,960

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)
 CONSOLIDATED

Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES  AT  DECEMBER 31, 2008, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

INFORMATION TECHNOLOGY PROJECTS	U.S.$	20.5	U.S.$	5.3	26%

CONSTRUCTION IN PROGRESS		6.1		4.8	79%

GAMING BUSINESS PROJECTS		3.6		1.3	36%

MEXICAN PESO-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	916.5	PS.	567.4	62%

INFORMATION TECHNOLOGY PROJECTS		27.0		2.3	8%

CONSTRUCTION IN PROGRESS		39.5		2.3	6%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)
CONSOLIDATED

Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE  RATE AT  THE  BALANCE SHEET DATE. RESULTING  EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS,  LIABILITIES  AND  RESULTS  OF OPERATIONS  OF NON-MEXICAN  SUBSIDIARIES AND AFFILIATES ARE  FIRST CONVERTED TO MEXICAN FRS AND THEN TRANSLATED INTO MEXICAN PESOS. THROUGH DECEMBER 31, 2007, ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES AND AFFILIATES WERE TRANSLATED INTO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET  DATE  AT YEAR-END. BEGINNING ON JANUARY 1, 2008, FOR NON-MEXICAN SUBSIDIARIES AND AFFILIATES OPERATING IN A LOCAL CURRENCY ENVIRONMENT, ASSETS AND LIABILITIES ARE TRANSLATED INTO MEXICAN PESOS AT YEAR-END EXCHANGE RATES, AND RESULTS OF OPERATIONS AND CASH FLOWS ARE TRANSLATED AT AVERAGE EXCHANGE RATES PREVAILING DURING THE YEAR. RESULTING TRANSLATION ADJUSTMENTS ARE ACCUMULATED AS A SEPARATE COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS IN STOCKHOLDERS´ EQUITY. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES THAT USE A MEXICAN PESO FUNCTIONAL CURRENCY ARE TRANSLATED INTO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS, WITH THE RELATED ADJUSTMENT INCLUDED IN CONSOLIDATED NET INCOME.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., FEBRUARY 26, 2009—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR FOURTH QUARTER AND FULL YEAR 2008. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS).

WE RECOGNIZED THE EFFECTS OF INFLATION IN OUR FINANCIAL INFORMATION THROUGH DECEMBER 31, 2007. BEGINNING JANUARY 1, 2008, IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY MEXICAN FRS, WE NO LONGER RECOGNIZE SUCH EFFECTS IN OUR FINANCIAL REPORTING. ACCORDINGLY, WE ARE PRESENTING OUR RESULTS FOR FOURTH-QUARTER AND FULL YEAR 2008 IN MILLIONS OF NOMINAL MEXICAN PESOS. ALSO, AS REQUIRED BY MEXICAN FRS, WE ARE PRESENTING OUR FOURTH-QUARTER AND FULL YEAR 2007 RESULTS IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2007.

WE PRESENT OUR FOURTH-QUARTER AND FULL YEAR 2007 RESULTS IN NOMINAL TERMS TO PROVIDE ADDITIONAL COMPARISON WITH OUR FOURTH-QUARTER AND FULL YEAR 2008 RESULTS. RESULTS ARE EXPLAINED COMPARING NOMINAL FOURTH-QUARTER AND FULL YEAR FIGURES FOR EACH YEAR, AS FOLLOWS:

FOURTH-QUARTER 2007:

NET SALES	PS.	12,173.8
OPERATING INCOME		4,395.8
OTHER EXPENSE, NET		123.1
INTEGRAL RESULT OF
FINANCING, NET		309.5
EQUITY IN LOSSES OF
AFFILIATES, NET		225.0
INCOME TAXES		898.8
CONSOLIDATED NET INCOME		2,839.4
MINORITY INTEREST NET INCOME		203.4
MAJORITY INTEREST NET INCOME		2,636.0

FULL YEAR 2007:

NET SALES	PS.	40,465.5
OPERATING INCOME		13,914.6
OTHER EXPENSE, NET		929.0
INTEGRAL RESULT OF
FINANCING, NET		405.8
EQUITY IN LOSSES OF
AFFILIATES, NET		734.1
INCOME TAXES		3,281.2
CONSOLIDATED NET INCOME		8,564.5
MINORITY INTEREST NET INCOME		915.6
MAJORITY INTEREST NET INCOME		7,648.9

NET SALES

CONSOLIDATED NET SALES INCREASED 18.6% TO PS.47,972.3 MILLION IN 2008 COMPARED WITH PS.40,465.5 MILLION IN 2007. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR CABLE AND TELECOM, TELEVISION BROADCASTING, SKY, OTHER BUSINESSES, PUBLISHING, PAY TELEVISION NETWORKS, AND PROGRAMMING EXPORTS SEGMENTS.

OPERATING INCOME

CONSOLIDATED OPERATING INCOME INCREASED 8.7% TO PS.15,127.8 MILLION IN 2008 COMPARED WITH PS.13,914.6 MILLION IN 2007. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES, OPERATING EXPENSES, AND DEPRECIATION AND AMORTIZATION.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.4,311.1 MILLION AND PS.3,157.1 MILLION IN 2008 AND 2007, RESPECTIVELY.

MAJORITY INTEREST NET INCOME

MAJORITY INTEREST NET INCOME INCREASED 2% TO PS.7,803.7 MILLION IN 2008 COMPARED WITH PS.7,648.9 MILLION IN 2007. THE NET INCREASE OF PS.154.8 MILLION PRIMARILY REFLECTED A PS.1,213.2 MILLION INCREASE IN OPERATING INCOME. THIS FAVORABLE VARIANCE WAS OFFSET BY I) A PS.23.1 MILLION INCREASE IN OTHER EXPENSE, NET; II) A PS.425.1 MILLION INCREASE IN INTEGRAL COST OF FINANCING; III) A PS.315.8 MILLION INCREASE IN EQUITY IN LOSSES OF AFFILIATES, NET; IV) A PS.283 MILLION INCREASE IN INCOME TAXES; AND V) A PS.11.4 MILLION INCREASE IN MINORITY INTEREST NET INCOME.

FOURTH-QUARTER RESULTS AND FULL-YEAR RESULTS BY BUSINESS SEGMENT IN NOMINAL TERMS

THE FOLLOWING INFORMATION PRESENTS FOURTH-QUARTER RESULTS ENDED DECEMBER 31, 2008 AND 2007, AND FULL-YEAR RESULTS ENDED DECEMBER 31, 2008 AND 2007, FOR EACH OF OUR BUSINESS SEGMENTS. RESULTS FOR THE FOURTH-QUARTER 2007 AND 2008 AND FULL-YEAR RESULTS ENDED DECEMBER 31, 2008 AND 2007, ARE PRESENTED IN MILLIONS OF NOMINAL MEXICAN PESOS.

OUR PUBLISHING DISTRIBUTION SEGMENT IS NOW INCLUDED UNDER OTHER BUSINESSES.

TELEVISION BROADCASTING

FOURTH-QUARTER SALES INCREASED 2.8% TO PS.6,710.3 MILLION COMPARED WITH PS.6,529.6 MILLION IN THE SAME PERIOD OF 2007.

FULL-YEAR SALES INCREASED 4.7% TO PS.21,460.7 MILLION COMPARED WITH PS.20,501.7 MILLION IN 2007. THE ANNUAL INCREASE WAS DRIVEN BY STRONG RATINGS PRIMARILY IN PRIME TIME AND BY OUR BROADCAST OF THE 2008 OLYMPIC GAMES.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 4% TO PS.3,479.7 MILLION COMPARED WITH PS.3,344.6 MILLION IN THE SAME PERIOD OF 2007, AND THE MARGIN WAS 51.9%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 4.9% TO PS.10,504.9 MILLION COMPARED WITH PS.10,018.9 MILLION IN 2007; THE MARGIN WAS 48.9%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PAY TELEVISION NETWORKS

FOURTH-QUARTER SALES INCREASED 36.2% TO PS.699.3 MILLION COMPARED WITH PS.513.4 MILLION IN THE SAME PERIOD OF 2007.

FULL-YEAR SALES INCREASED 21.9% TO PS.2,212.5 MILLION COMPARED WITH PS.1,815.5 MILLION IN 2007. THE ANNUAL INCREASE WAS DRIVEN BY HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AND ABROAD AND HIGHER ADVERTISING SALES

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 31.3% TO PS.429.8 MILLION COMPARED WITH PS.327.4 MILLION IN THE SAME PERIOD OF 2007, AND THE MARGIN WAS 61.5%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 22.2% TO PS.1,378.2 MILLION COMPARED WITH PS.1,128 MILLION IN 2007, REACHING A RECORD-HIGH MARGIN OF 62.3%. THIS INCREASE REFLECTS HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES.

PROGRAMMING EXPORTS

FOURTH-QUARTER SALES INCREASED 39.6% TO PS.735.8 MILLION COMPARED WITH PS.527.2 MILLION IN THE SAME PERIOD OF 2007.

FULL-YEAR SALES INCREASED 10.1% TO PS.2,437.2 MILLION COMPARED WITH PS.2,213.4 MILLION IN 2007. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO I) AN INCREASE IN ROYALTIES FROM UNIVISION, WHICH AMOUNTED TO US$146.5 MILLION; II) HIGHER PROGRAMMING SALES TO LATIN AMERICA; AND III) A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.83.4 MILLION. THIS INCREASE WAS PARTIALLY OFFSET BY LOWER SALES IN EUROPE, ASIA AND AFRICA.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 57.6% TO PS.328.2 MILLION COMPARED WITH PS.208.2 MILLION IN THE SAME PERIOD OF 2007, AND THE MARGIN REACHED A RECORD-HIGH OF 44.6%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 6.8% TO PS.1,076.8 MILLION COMPARED WITH PS.1,008.7 MILLION IN 2007, AND THE MARGIN WAS 44.2%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

FOURTH-QUARTER SALES INCREASED 6.4% TO PS.1,144.1 MILLION COMPARED WITH PS.1,075.3 MILLION IN THE SAME PERIOD OF 2007.

FULL-YEAR SALES INCREASED 13% TO PS.3,700.4 MILLION COMPARED WITH PS.3,273.8 MILLION IN 2007. THE ANNUAL INCREASE WAS DRIVEN BY I) HIGHER REVENUES FROM MAGAZINE CIRCULATION AND ADVERTISING PAGES SOLD ABROAD PARTLY DUE TO THE CONSOLIDATION OF EDITORIAL ATLÁNTIDA BEGINNING SEPTEMBER 2007; II) A GREATER NUMBER OF ADVERTISING PAGES SOLD IN MEXICO; AND III) A POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES AMOUNTING TO PS.40.4 MILLION.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 3% TO PS.265.8 COMPARED WITH PS.258.0 MILLION IN THE SAME PERIOD OF 2007, AND THE MARGIN WAS 23.2%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 3.8% TO PS.648.6 MILLION COMPARED WITH PS.624.8 MILLION IN 2007, AND THE MARGIN WAS 17.5%. THIS INCREASE REFLECTS HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

SKY

FOURTH-QUARTER SALES INCREASED 11.3% TO PS.2,412.5 MILLION COMPARED WITH PS.2,168.4 MILLION IN THE SAME PERIOD OF 2007.

FULL-YEAR SALES INCREASED 11.4% TO PS.9,162.2 MILLION COMPARED WITH PS.8,225.6 MILLION IN 2007. THE ANNUAL INCREASE WAS DRIVEN BY I) AN INCREASE IN THE SUBSCRIBER BASE IN MEXICO; II) GROWTH OF SKY OPERATIONS IN CENTRAL AMERICA; AND III) HIGHER ADVERTISING REVENUES. AS OF DECEMBER 31, 2008, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 1,759,801 (INCLUDING 128,937 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,585,109 (INCLUDING 103,127 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2007.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 7.1% TO PS.1,085.7 MILLION COMPARED WITH PS.1,014 MILLION IN THE SAME PERIOD OF 2007, AND THE MARGIN WAS 45%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 11.8% TO PS.4,416.8 MILLION COMPARED WITH PS.3,952.3 MILLION IN 2007, AND THE MARGIN INCREASED TO A FULL-YEAR RECORD HIGH OF 48.2%. THIS INCREASE REFLECTS HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

CABLE AND TELECOM

FOURTH-QUARTER SALES INCREASED 165.5% TO PS.2,181.6 MILLION COMPARED WITH PS.821.6 MILLION IN THE SAME PERIOD OF 2007. BESTEL’S SALES FOR THE QUARTER INCREASED BY PS.389.7 MILLION.

FULL-YEAR SALES INCREASED 158.7% TO PS.6,623.4 MILLION COMPARED WITH PS.2,560.3 MILLION IN 2007. THIS ANNUAL INCREASE WAS ATTRIBUTABLE TO I) A 21.3% INCREASE IN SALES OF CABLEVISIÓN, DRIVEN MAINLY BY A 21.6% INCREASE IN REVENUE GENERATING UNITS (RGUS); II) THE CONSOLIDATION OF CABLEMÁS STARTING JUNE 2008, WHICH REPRESENTED INCREMENTAL REVENUE OF PS.1,871 MILLION; AND III) THE CONSOLIDATION OF BESTEL STARTING DECEMBER 2007, WHICH EXPERIENCED GROWTH IN SALES OF PS.1,685.5 MILLION.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 142.2% TO PS.682.4 MILLION COMPARED WITH PS.281.7 MILLION IN THE SAME PERIOD OF 2007, YIELDING A MARGIN OF 31.3%. BESTEL REPORTED AN INCREASE IN OPERATING SEGMENT INCOME OF PS.89.8 MILLION.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 130% TO PS.2,134.8 MILLION COMPARED WITH PS.928.3 MILLION IN 2007, AND THE MARGIN WAS 32.2%. THESE RESULTS REFLECT HIGHER SALES, INCLUDING OPERATING SEGMENT INCOME OF PS.638 MILLION FROM THE CONSOLIDATION OF CABLEMÁS AND AN INCREASE IN BESTEL’S OPERATING SEGMENT INCOME OF PS.285.9 MILLION, THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AS WELL AS PROGRAMMING AND ADVERTISING EXPENSES.

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, INTERNET AND TELEPHONY AS OF DECEMBER 31, 2008, AMOUNTED TO 590,690, 199,731 AND 54,068, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, INTERNET AND TELEPHONY AS OF DECEMBER 31, 2008, AMOUNTED TO 851,172, 242,708 AND 76,112, RESPECTIVELY.

IN FOURTH-QUARTER 2008, THE SALES OF CABLEVISIÓN AND CABLEMÁS AMOUNTED TO PS.783.4 MILLION AND PS.824.3 MILLION, RESPECTIVELY.

IN FOURTH-QUARTER 2008, THE OPERATING SEGMENT INCOME OF CABLEVISIÓN AND CABLEMÁS AMOUNTED TO PS.271.3 MILLION AND PS.268.8 MILLION, RESPECTIVELY.

IN FULL-YEAR 2008, THE SALES OF CABLEVISIÓN AND CABLEMÁS AMOUNTED TO PS.2,882.7 MILLION AND PS.1,871.0 MILLION, RESPECTIVELY.

IN FULL-YEAR 2008, THE OPERATING SEGMENT INCOME OF CABLEVISIÓN AND CABLEMÁS AMOUNTED TO PS.1,158.4 MILLION AND PS.638.0 MILLION, RESPECTIVELY.

OTHER BUSINESSES

FOURTH-QUARTER SALES INCREASED 5.3% TO PS.857.7 MILLION COMPARED WITH PS.814.7 MILLION IN THE SAME PERIOD OF 2007.

FULL-YEAR SALES INCREASED 17.3% TO PS.3,498.5 MILLION COMPARED WITH PS.2,982.7 MILLION IN 2007. THE ANNUAL INCREASE WAS DRIVEN BY HIGHER SALES IN OUR GAMING, FEATURE-FILM DISTRIBUTION, RADIO AND PUBLISHING DISTRIBUTION BUSINESSES WHICH WERE PARTIALLY OFFSET BY A DECREASE IN SALES IN OUR SOCCER AND INTERNET BUSINESSES.

FOURTH-QUARTER OPERATING SEGMENT LOSS INCREASED 189.4% TO A LOSS OF PS.163.2 MILLION COMPARED WITH A LOSS OF PS.56.4 MILLION IN THE SAME PERIOD OF 2007.

FULL-YEAR OPERATING SEGMENT LOSS INCREASED 6.2% TO PS.242.9 MILLION COMPARED WITH PS.228.8 MILLION IN 2007, REFLECTING HIGHER COST OF SALES AND OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER SALES.

WE HAVE NEGOTIATED AN ORDERLY TERMINATION OF THE CONTRACT WITH SCIENTIFIC GAMES, OUR TECHNOLOGY PARTNER FOR THE OPERATIONS OF OUR ONLINE LOTTERY BUSINESS. WE ARE REFORMULATING THE STRATEGY OF THIS OPERATION.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR 2008 AND 2007, AMOUNTED TO PS.1,122.6 MILLION AND PS.1,107.5 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN 2008 AND 2007 AMOUNTED TO PS.222 MILLION AND PS.137.6 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD IN MAJORITY STOCKHOLDERS’ EQUITY.

NON-OPERATING RESULTS IN NOMINAL TERMS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, PRIMARILY INCLUDED IMPAIRMENT ADJUSTMENTS TO INTANGIBLE ASSETS, PROFESSIONAL SERVICES IN CONNECTION WITH CERTAIN LITIGATION, DONATIONS AND OTHER INCOME DERIVED FROM A LITIGATION SETTLEMENT IN JANUARY 2009.

OTHER EXPENSE, NET, INCREASED BY PS.23.1 MILLION, OR 2.5%, TO PS.952.1 MILLION FOR THE YEAR ENDED DECEMBER 31, 2008, COMPARED WITH PS.929 MILLION FOR THE YEAR ENDED DECEMBER 31, 2007. THIS INCREASE PRIMARILY REFLECTED I) THE ABSENCE OF OTHER INCOME DERIVED FROM THE CANCELLATION IN 2007 OF AN OPTION TO ACQUIRE AN EQUITY STAKE IN THE PARENT COMPANY OF THE CONTROLLING PARTNERS OF LA SEXTA; II) AN INCREASE IN PROFESSIONAL SERVICES IN CONNECTION WITH CERTAIN LITIGATION; AND III) HIGHER NON-CASH IMPAIRMENT ADJUSTMENTS MADE TO THE CARRYING VALUE OF TRADEMARKS IN OUR PUBLISHING SEGMENT AND GOODWILL OF CERTAIN BUSINESS IN OUR TELEVISION BROADCASTING SEGMENT. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY THE ABSENCE OF A LOSS ON DISPOSITION OF SHARES IN CONNECTION WITH THE SALE OF OUR INTEREST IN UNIVISION DURING THE FIRST QUARTER OF 2007, AS WELL AS US$19 MILLION IN OTHER INCOME RESULTING FROM THE JANUARY 2009 LITIGATION SETTLEMENT WITH UNIVISION.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.425.1 MILLION, TO PS.830.9 MILLION FOR THE YEAR ENDED DECEMBER 31, 2008 FROM PS.405.8 MILLION FOR THE YEAR ENDED DECEMBER 31, 2007. THIS INCREASE REFLECTED PRIMARILY I) A PS.681.9 MILLION INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A HIGHER PRINCIPAL AMOUNT OF LONG-TERM DEBT IN 2008; AND II) A PS.507.3 MILLION DECREASE IN INTEREST INCOME EXPLAINED MAINLY BY A REDUCTION OF INTEREST RATES APPLICABLE TO FOREIGN CURRENCY TEMPORARY INVESTMENTS IN 2008.  THESE VARIANCES WERE PARTIALLY OFFSET BY I) A PS.474.6 MILLION INCREASE IN FOREIGN EXCHANGE GAIN RESULTING PRINCIPALLY FROM A GAIN DERIVED FROM FOREIGN CURRENCY SWAP CONTRACTS, WHICH EFFECT WAS PARTIALLY OFFSET BY THE IMPACT IN 2008 OF THE DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR ON OUR NET U.S. DOLLAR LIABILITY POSITION; AND II) THE ABSENCE IN 2008 OF A PS.289.5 MILLION LOSS FROM MONETARY POSITION RECOGNIZED IN 2007, AS WE CEASED RECOGNIZING THE EFFECTS OF INFLATION IN FINANCIAL INFORMATION EFFECTIVE JANUARY 1, 2008, IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY MEXICAN FRS.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES IS COMPRISED MAINLY BY THE EQUITY IN LOSSES OF LA SEXTA, OUR 40% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, AND VOLARIS, OUR 25% INTEREST IN A LOW-COST CARRIER AIRLINE WITH A CONCESSION TO OPERATE IN MEXICO.

EQUITY IN LOSSES OF AFFILIATES, NET, INCREASED BY PS.315.8 MILLION, OR 43%, TO PS.1,049.9 MILLION IN 2008 COMPARED WITH PS.734.1 MILLION IN 2007. THIS INCREASE REFLECTED PRIMARILY AN INCREASE IN EQUITY IN LOSSES OF LA SEXTA AND VOLARIS. THIS VARIANCE WAS PARTIALLY OFFSET BY AN INCREASE IN EQUITY IN INCOME OF OCEN, OUR 40% INTEREST IN A LIVE ENTERTAINMENT BUSINESS IN MEXICO.

INCOME TAXES

INCOME TAXES INCREASED BY PS.283 MILLION, OR 8.6%, TO PS.3,564.2 MILLION IN 2008 FROM PS.3,281.2 MILLION IN 2007. THIS INCREASE REFLECTED A HIGHER CORPORATE INCOME TAX BASE.

MINORITY INTEREST NET INCOME

MINORITY INTEREST NET INCOME INCREASED BY PS.11.4 MILLION, OR 1.2%, TO PS.927 MILLION IN 2008, FROM PS.915.6 MILLION IN 2007. THIS INCREASE PRIMARILY REFLECTED A HIGHER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY MINORITY EQUITY OWNERS IN OUR SKY SEGMENT, WHICH WAS PARTIALLY OFFSET BY A LOWER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY MINORITY STOCKHOLDERS IN OUR CABLE AND TELECOM SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING 2008, WE INVESTED APPROXIMATELY US$489.7 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH APPROXIMATELY US$194.2 MILLION CORRESPONDED TO OUR CABLE AND TELECOM BUSINESS, US$114 MILLION TO SKY, AND US$39.6 MILLION TO GAMING. THE REMAINING US$141.9 MILLION ARE RELATED TO OUR TELEVISION BROADCASTING AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT DURING 2008 IN OUR CABLE AND TELECOM SEGMENT INCLUDES APPROXIMATELY US$95.3 MILLION FOR CABLEVISIÓN, US$81.7 MILLION FOR CABLEMÁS, AND US$17.2 MILLION FOR BESTEL.

DEBT AND SATELLITE TRANSPONDER LEASE OBLIGATION

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.38,963.1 MILLION AND PS.25,795.9 MILLION AS OF DECEMBER 31, 2008 AND 2007, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.2,283.2 MILLION AND PS.488.7 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,311.7 MILLION AND PS.1,132.8 MILLION AS OF DECEMBER 31, 2008 AND 2007, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.138.8 MILLION AND PS.97.7 MILLION, RESPECTIVELY.

AS OF DECEMBER 31, 2008 AND 2007, OUR CONSOLIDATED NET CASH POSITION (CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND LONG-TERM INVESTMENTS LESS TOTAL DEBT) WAS PS.3,750.3 MILLION AND PS.4,034.2 MILLION, RESPECTIVELY. LONG-TERM INVESTMENTS AS OF DECEMBER 31, 2008 AND 2007, AMOUNTED TO PS.809 MILLION AND PS.2,525.2 MILLION, RESPECTIVELY.

SHARE BUYBACK PROGRAM

DURING 2008, WE REPURCHASED 23.1 MILLION CPOS IN THE AGGREGATE AMOUNT OF PS.1,112.5 MILLION.

ADVERTISING SALES PLAN

AS OF DECEMBER 31, 2008, WE HAD RECEIVED AGGREGATE UPFRONT ADVERTISING DEPOSITS FOR TELEVISION ADVERTISING OF APPROXIMATELY PS.16,881.6 MILLION IN NOMINAL TERMS, REPRESENTING A 4.0% INCREASE IN NOMINAL TERMS COMPARED WITH THE PRIOR YEAR. APPROXIMATELY 67.8% OF THE ADVANCE DEPOSITS AS OF DECEMBER 31, 2008, WERE IN THE FORM OF SHORT-TERM, NON-INTEREST-BEARING NOTES RECEIVABLE MATURING THE FOLLOWING YEAR, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED-AVERAGE MATURITY OF THESE NOTES WAS 4.0 MONTHS.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN 2008, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 73.9%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.2%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 72.3%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF AN INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHER THINGS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S. A. B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S. A. B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEARS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2007, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2008, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

THE GROUP RECOGNIZED THE EFFECTS OF INFLATION ON ITS CONSOLIDATED FINANCIAL STATEMENTS THROUGH DECEMBER 31, 2007. BEGINNING JANUARY 1, 2008, IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY MEXICAN FRS NIF B-10, EFFECTS OF INFLATION, THE GROUP CEASED RECOGNIZING SUCH EFFECTS ON ITS FINANCIAL INFORMATION. ACCORDINGLY, THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008, AND FOR THE YEAR ENDED ON THAT DATE, DO NOT RECOGNIZE THE EFFECTS OF INFLATION BEGINNING JANUARY 1, 2008, AND THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007, AND FOR THE YEAR ENDED ON THAT DATE ARE STATED IN MEXICAN PESOS OF PURCHASING POWER AS OF DECEMBER 31, 2007.

          EFFECTIVE JUNE 1, 2008, THE GROUP BEGAN CONSOLIDATING THE ASSETS, LIABILITIES AND RESULTS FROM OPERATIONS OF CABLEMÁS IN ITS CONSOLIDATED FINANCIAL STATEMENTS. BEFORE THAT DATE, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN CABLEMÁS BY APPLYING THE EQUITY METHOD.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, CONSISTED OF:

	2008		2007
BUILDINGS	Ps.	9,364,648	Ps.	9,178,003
BUILDING IMPROVEMENTS		1,813,972		1,715,965
TECHNICAL EQUIPMENT		34,515,372		26,330,386
SATELLITE TRANSPONDERS		1,789,890		1,789,890
FURNITURE AND FIXTURES		849,074		672,426
TRANSPORTATION EQUIPMENT		1,657,389		1,411,444
COMPUTER EQUIPMENT		2,480,803		2,162,639
		52,471,148		43,260,753
ACCUMULATED DEPRECIATION		(28,321,448)		(22,750,195)
		24,149,700		20,510,558
LAND		4,867,621		4,232,721
CONSTRUCTION AND PROJECTS IN PROGRESS		1,064,969		428,052
	Ps.	30,082,290	Ps.	25,171,331

DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007, WAS PS.3,758,577 AND PS.2,793,310, RESPECTIVELY.

3.         LONG-TERM DEBT SECURITIES:

AS OF DECEMBER 31, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2008				2007
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	71,951	Ps.	995,802	U.S.$	71,951	Ps.	785,863
6.0% SENIOR NOTES DUE 2018 (A)		500,000		6,920,000		-		-
6.625% SENIOR NOTES DUE 2025 (A)		600,000		8,304,000		600,000		6,553,320
8.5% SENIOR NOTES DUE 2032 (A)		300,000		4,152,000		300,000		3,276,660
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
9.375% SENIOR NOTES DUE 2013		-		-		11,251		122,886
9.375% SENIOR GUARANTED NOTES DUE 2015 (B)		174,700		2,417,848		-		-
	U.S.$	1,646,651	Ps.	27,289,650	U.S.$	983,202	Ps.	15,238,729

          (A) THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032 AND 2037, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97%, 8.94 AND 8.93% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025 AND 2037, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. AND MEXICAN SOVEREIGN BONDS. THE AGREEMENT FOR THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THE SENIOR NOTES DUE 2011, 2025, 2032 AND 2037 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. IN JULY 2008, THE COMPANY STARTED AN OFFER TO EXCHANGE ALL OF THE UNREGISTERED SENIOR NOTES DUE 2018 FOR REGISTERED SENIOR NOTES DUE 2018 UNDER THE U.S. SECURITIES ACT OF 1933.

          (B) THESE SENIOR GUARANTEED NOTES ARE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES AND ARE GUARANTEED BY SUCH RESTRICTED SUBSIDIARIES, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE SECURED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES TO THE EXTENT OF THE VALUE OF THE ASSETS SECURING SUCH INDEBTEDNESS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.858%, AND IS PAYABLE SEMI-ANNUALLY. CABLEMÁS MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES UP TO 35% OF THEIR AGGREGATE PRINCIPAL AMOUNT, AT ANY TIME BEFORE NOVEMBER 15, 2008, WITH PROCEEDS OF CERTAIN EQUITY OFFERINGS, ALSO, CABLEMÁS MAY REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME BEFORE NOVEMBER 15, 2010, AT REDEMPTION PRICES PLUS ACCRUED AND UNPAID INTEREST. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS RELATING TO CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, INCLUDING COVENANTS WITH RESPECT TO LIMITATIONS ON INDEBTEDNESS, PAYMENTS,  DIVIDENDS, INVESTMENTS, SALE OF ASSETS, AND CERTAIN MERGERS AND CONSOLIDATIONS. IN JULY 2008, CABLEMÁS PREPAID A PORTION OF THESE SENIOR NOTES IN THE PRINCIPAL AMOUNT OF U.S.$0.3 MILLION IN CONNECTION WITH A TENDER OFFER TO PURCHASE THESE SENIOR NOTES AT A PURCHASE PRICE OF 101% PLUS RELATED ACCRUED AND UNPAID INTEREST.

          IN AUGUST 2008, WE CONCLUDED AN EXCHANGE OF UNREGISTERED 6% SENIOR NOTES DUE 2018 FOR REGISTERED 6% SENIOR NOTES DUE 2018. AS A RESULT, APPROXIMATELY 99.9% OF THE SENIOR NOTES ISSUED IN SECOND QUARTER 2008, FOR AN AGGREGATE PRINCIPAL AMOUNT OF U.S.$500 MILLION, WERE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

          IN SEPTEMBER 2008, SKY PREPAID ALL OF THE OUTSTANDING SENIOR NOTES DUE 2013, IN THE PRINCIPAL AMOUNT OF U.S.$11.3 MILLION. THE TOTAL AGGREGATE AMOUNT PAID BY SKY IN CONNECTION WITH THIS PREPAYMENT WAS U.S.$12.6 MILLION, INCLUDING RELATED ACCRUED INTEREST AND PREMIUM OF 4.6875%.

4.        CONTINGENCIES

THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

IN JANUARY 2009, THE COMPANY AND UNIVISION ANNOUNCED THAT THEY HAD AMENDED THE CURRENT PROGRAM LICENSE AGREEMENT (“PLA”). IN CONNECTION WITH THE AMENDED PLA, LITIGATION BETWEEN THE PARTIES IN LOS ANGELES FEDERAL COURT HAS BEEN SETTLED AND WILL BE DISMISSED.

5.        STOCKHOLDERS' EQUITY:

THE MAJORITY STOCKHOLDERS' EQUITY AS OF DECEMBER 31, IS ANALYZED AS FOLLOWS:

	2008				2007
	NOMINAL PESOS		RESTATED PESOS (1)		NOMINAL PESOS		RESTATED PESOS (1)
CAPITAL STOCK ISSUED	Ps.	2,378,506	Ps.	10,060,950	Ps.	2,427,353	Ps.	10,267,570
ADDITIONAL PAID-IN CAPITAL		3,841,792		4,547,944		3,841,792		4,547,944
LEGAL RESERVE		1,197,574		2,135,423		1,197,574		2,135,423
RESERVE FOR REPURCHASE OF SHARES		—		—		451,293		1,240,869
UNAPPROPRIATED EARNINGS		15,030,344		19,595,259		11,415,042		21,713,378
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES		3,507,542		4,173,371		3,464,146		4,236,050
CUMULATIVE EFFECT OF DEFERRED TAXES		—		—		(2,197,681)		(3,224,437)
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET		—		(966,028)		—		(4,021,081)
NET INCOME FOR THE YEAR		—		7,803,652		—		8,082,463
SHARES REPURCHASED		(5,292,580)		(5,308,427)		(7,127,505)		(7,939,066)
TOTAL MAJORITY STOCKHOLDERS’ EQUITY			Ps.	42,042,144			Ps.	37,039,113

            (1) RESTATEMENT WAS RECOGNIZED THROUGH DECEMBER 31, 2007 (SEE NOTE 1).

IN APRIL 2008, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE NOMINAL AMOUNT OF UP TO PS.2,276,340, WHICH CONSISTED OF NOMINAL PS.0.75 PER CPO AND  NOMINAL PS.0.00641025641 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2008 IN THE AGGREGATE AMOUNT OF PS.2,229,973; AND (II) THE CANCELLATION OF APPROXIMATELY 7,146.1 MILLION OF SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 61.1 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN  2007 AND 2008.

AS OF DECEMBER 31, 2008, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	120,182,748,925	8,404,453,060	111,778,295,865
SERIES “B” SHARES	56,262,606,976	4,463,467,167	51,799,139,809
SERIES “D” SHARES	85,758,828,365	3,351,164,164	82,407,664,201
SERIES “L” SHARES	85,758,828,365	3,351,164,164	82,407,664,201
	347,963,012,631	19,570,248,555	328,392,764,076

     THE COMPANY’S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF DECEMBER 31, 2008, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS’ EQUITY, AS FOLLOWS:

	A, B, D, AND L SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	1,421,187,300	-	1,421,187,300	PS. 582,558)
OWNED BY A COMPANY’S SUBSIDIARY (2)	3,007,187,469	537,563,559	3,544,751,028	(954,959)
ACQUIRED BY A COMPANY’S TRUST (3)	6,774,088,113	7,830,222,114	14,604,310,227	(3,495,314)
ADVANCES FOR ACQUISITION OF SHARES (4)	-	-	-	(275,596)
	11,202,462,882	8,367,785,673	19,570,248,555	PS. (5,308,427)

(1)	DURING THE YEAR ENDED DECEMBER 31, 2008, THE COMPANY REPURCHASED 2,698,195,500 SHARES IN THE FORM OF 23,061,500 CPOS, IN THE AMOUNT OF PS.1,112,568.
(2)
DURING THE YEAR ENDED DECEMBER 31, 2008, THE COMPANY’S SUBSIDIARY REPURCHASED 154,241,100 SHARES IN THE FORM OF 1,318,300 CPOS, IN THE AMOUNT OF PS.60,802, IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN. ALSO, IN MARCH AND JULY 2008 THE GROUP RELEASED 90,441,000 SHARES AND 148,898,880 SHARES, RESPECTIVELY, IN THE FORM OF 773,000 AND 1,272,640 CPOS, RESPECTIVELY, IN THE AMOUNT OF APPROXIMATELY PS.5,130 AND PS.19,697, RESPECTIVELY,  IN CONNECTION WITH THIS PLAN.

(3)
DURING THE YEAR ENDED DECEMBER 31, 2008, THE COMPANY REPURCHASED 375,160,500 SHARES IN THE FORM OF 3,206,500 CPOS, IN THE AMOUNT OF PS.157,889, IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN. ALSO, IN JANUARY 2008, THE GROUP RELEASED 1,420,826,355 SHARES, IN THE FORM OF 12,143,815 CPOS, IN THE AMOUNT OF PS.119,460, IN CONNECTION WITH THIS PLAN.

(4)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN MAJORITY STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.222,046 FOR THE YEAR ENDED DECEMBER 31, 2008, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS AN ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.        RESERVE FOR REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES IS OUTSTANDING AS OF DECEMBER 31, 2008. THE REMAINING BALANCE OF THE RESERVE FOR REPURCHASE OF SHARES IN THE AMOUNT OF PS.1,240,869 AS OF DECEMBER 31, 2007, WAS USED IN APRIL 2008, IN CONNECTION WITH THE CANCELLATION OF SHARES REPURCHASED BY THE COMPANY (SEE NOTE 5).
 IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.         INTEGRAL RESULT OF FINANCING:

INTEGRAL RESULT OF FINANCING FOR THE YEARS ENDED DECEMBER 31, CONSISTED OF:

	2008		2007
INTEREST EXPENSE (1)	Ps.	2,816,369	Ps.	2,176,998
INTEREST INCOME		(1,299,789)		(1,844,653)
FOREIGN EXCHANGE LOSS (GAIN), NET (2)		(685,698)		(215,897)
LOSS FROM MONETARY POSITION, NET (3)		-		293,766
	Ps.	830,882	Ps.	410,214

(1)
INTEREST EXPENSE INCLUDES IN 2008 AND 2007 A NET LOSS (GAIN) FROM RELATED DERIVATIVE CONTRACTS OF PS.1,741 AND PS.(2,739), RESPECTIVELY. IN 2007, ALSO INCLUDES PS.13,034, DERIVED FROM THE UDI INDEX RESTATEMENT OF COMPANY’S UDI-DENOMINATED DEBT SECURITIES.

(2)	INCLUDES IN 2008 AND 2007 A NET GAIN FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.889,562 AND PS.39,087, RESPECTIVELY.
(3)
IN 2007, THE LOSS FROM MONETARY POSITION REPRESENTED THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. BEGINNING ON JANUARY 1, 2008, THE GROUP CEASED RECOGNIZING THE EFECTS OF INFLATION ON ITS FINANCIAL INFORMATION (SEE NOTE 1).

8.         DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF DECEMBER 31, WAS DERIVED FROM:

	2008		2007
ASSETS:
ACCRUED LIABILITIES	Ps.	756,283	Ps.	700,449
GOODWILL		1,062,680		945,687
TAX LOSS CARRYFORWARDS		1,079,912		843,549
ALLOWANCE FOR DOUBTFUL ACCOUNTS		339,977		286,933
CUSTOMER ADVANCES		802,919		901,333
OTHER ITEMS		175,164		148,517
		4,216,935		3,826,468
LIABILITIES:
INVENTORIES		(25,301)		(401,788)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,520,432)		(961,509)
OTHER ITEMS		(1,539,708)		(1,403,224)
INNOVA		(465,294)		(525,164)
		(3,550,735)		(3,291,685)
DEFERRED-INCOME TAXES OF MEXICAN COMPANIES		666,200		534,783
DEFERRED TAX OF FOREIGN SUBSIDIARIES		(482,672)		547,532
ASSETS TAX		891,094		1,477,037
VALUATION ALLOWANCE		(3,376,211)		(3,832,186)
FLAT RATE BUSINESS TAX		25,182		-
EMPLOYEES’ PROFIT SHARING		11,246		-
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS	Ps.	(2,265,161)	Ps.	(1,272,834)

9.         DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007.

10.       QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2008, ARE AS FOLLOWS:

	HISTORICAL NET RESULT (1)					RESTATED NET RESULT
QUARTER	ACCUMULATED		QUARTER		INDEX AT END OF PERIOD	ACCUMULATED		QUARTER
1 / 08	PS.	1,053,548	PS.	1,053,548	-	PS.	1,053,548	PS.	1,053,548
2 / 08		2,894,277		1,840,729	-		2,894,277		1,840,729
3 / 08		4,961,295		2,067,018	-		4,961,295		2,067,018
4 / 08		7,803,652		2,842,357	-		7,803,652		2,842,357

(1)	AS REPORTED IN EACH QUARTER.

11.        INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007, ARE AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
DECEMBER 2008:
TELEVISION BROADCASTING	Ps.	21,460,653	Ps.	296,012	Ps.	21,164,641	Ps.	10,504,876
PAY TELEVISION NETWORKS		2,212,502		692,388		1,520,114		1,378,152
PROGRAMMING EXPORTS		2,437,237		26,410		2,410,827		1,076,769
PUBLISHING		3,700,361		14,436		3,685,925		648,626
SKY		9,162,172		8,010		9,154,162		4,416,783
CABLE AND TELECOM		6,623,367		6,271		6,617,096		2,134,813
OTHER BUSINESSES		3,498,615		79,102		3,419,513		(242,812)
SEGMENT TOTALS		49,094,907		1,122,629		47,972,278		19,917,207
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(1,122,629)		(1,122,629)		-		(478,285)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(4,311,115)
CONSOLIDATED TOTALS	Ps.	47,972,278	Ps.	-	Ps.	47,972,278	Ps.	15,127,807 (1)

DECEMBER 2007:
TELEVISION BROADCASTING	Ps.	21,213,175	Ps.	456,133	Ps.	20,757,042	Ps.	10,518,063
PAY TELEVISION NETWORKS		1,851,969		487,718		1,364,251		1,150,226
PROGRAMMING EXPORTS		2,262,137		620		2,261,517		1,032,022
PUBLISHING		3,311,867		16,918		3,294,949		624,360
SKY		8,402,151		80,124		8,322,027		4,037,860
CABLE AND TELECOM		2,611,613		3,063		2,608,550		947,178
OTHER BUSINESSES		3,039,667		86,477		2,953,190		(237,399)
SEGMENT TOTALS		42,692,579		1,131,053		41,561,526		18,072,310
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(1,131,053)		(1,131,053)		-		(368,344)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(3,223,070)
CONSOLIDATED TOTALS	Ps.	41,561,526	Ps.	-	Ps.	41,561,526	Ps.	14,480,896 (1)

(1)	THIS TOTAL REPRESENTS CONSOLIDATED OPERATING INCOME.

          BEGINNING IN SEPTEMBER 2008, THE GROUP’S PUBLISHING DISTRIBUTION BUSINESS IS CLASSIFIED INTO THE OTHER BUSINESSES SEGMENT SINCE ITS OPERATIONS ARE NO LONGER SIGNIFICANT TO THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS TAKEN AS A WHOLE. BEFORE THAT DATE, THIS BUSINESS WAS PRESENTED AS A SEPARATE REPORTABLE SEGMENT.

12.        INVESTMENTS:

            IN THE YEAR ENDED DECEMBER 31, 2008, THE GROUP MADE EQUITY INVESTMENTS IN CONNECTION WITH ITS 40% INTEREST IN LA SEXTA, IN THE AGGREGATE AMOUNT OF €44.4 MILLION (PS.740,495).

13.       SUBSEQUENT EVENT

            AS OF FEBRUARY 26, 2009, THE EXCHANGE RATE WAS PS.14.9350  PER U.S. DOLLAR, WHICH REPRESENTS THE INTERBANK FREE MARKET EXCHANGE RATE ON THAT DATE, AS REPORTED BY BANCO NACIONAL DE MÉXICO, S. A.

______________

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

EMILIO AZCÁRRAGA JEAN	SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE	CHIEF FINANCIAL OFFICER
OFFICER

JOAQUIN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., FEBRUARY 26, 2009

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN	/s/ SALVI FOLCH VIADERO
EMILIO AZCÁRRAGA JEAN	SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE	CHIEF FINANCIAL OFFICER
OFFICER

/s/ JOAQUIN BALCÁRCEL SANTA CRUZ
JOAQUIN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., FEBRUARY 26, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 3, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President